Sphere 3D Corp.
243 Tresser Blvd., 17th Floor
Stamford, CT 06901

Sphere 3D Corp.

December 30, 2024

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re: Sphere 3D Corp.

Registration Statement on Form S-3
Filed on December 19, 2024
File No. 333-283932

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Sphere 3D Corp. (the "Company") hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on Tuesday, December 31, 2024, or as soon thereafter as practicable.

The Company acknowledges that: (1) should the Securities and Exchange Commission (the "Commission")  or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact M. Ali Panjwani of Pryor Cashman LLP, outside counsel to the Company, at mpanjwani@pryorcashman.com (Tel: 212-421-4100).

Very truly yours,

Sphere 3D Corp.

By:	/s/ Patricia Trompeter
	Name:	Patricia Trompeter
	Title:	Chief Executive Officer

Cc: M. Ali Panjwani, Esq.